SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3) (“Gafisa” or “Company”) and CONSTRUTORA TENDA S.A. (Bovespa, TEND3) (“Tenda”) hereby disclose to their shareholders and the market that, in accordance with the meeting held today, the Board of Directors of Gafisa approved the cancellation of 11,993,039 of the Company’s common shares which were held in treasury, without capital reduction, and closed the share repurchase program approved on February 26, 2014, during which all 17,456,434 of the Company’s common shares were acquired and approved for repurchase.

On the same date, Gafisa’s Board of Directors approved the creation of a repurchase program ("Repurchase Program") of common shares issued by the Company, to be held in treasury and future cancellation or disposal, during the next 365 (three hundred and sixty five) days, ie, by  November 17, 2015, up to the limit of 16,257,130 common shares, which represent 10% of 423,566,162 common shares of the Company outstanding in the market, minus the 26,099,486 shares currently held in treasury by the Company and by Tenda. The approval was in accordance with Article 30, § 1st "b", of Law n° 6,404/76, CVM Instruction n° 10/80 ("ICVM 10"), and Article 22 (s) of the Company’s Bylaws and aims to efficiently apply the available funds of the Company, with expected profitability in the medium and long term. Gafisa’s Board will determine the opportunities and the volume to be acquired.

The acquisition will be made upon debit of the Investment Reserve account registered in the balance sheet as of September 30, 2014, in the amount of R$437,155,710.35, observing in particular the provisions of Article 12 of CVM Instruction nº 10/80.

The operation will be performed by one or more of the following brokers: Itaú Corretora de Valores S.A., Votorantim Corretora de Títulos e Valores Mobiliários Ltda., or BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., all based in the city of São Paulo. In addition to the provisions of CVM Instruction nº 10/80, it was approved that the acquisition of shares by the Company via the Repurchase Program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity in a level equal or lower than 60% at the time of the shares’ acquisition.

Finally, both Gafisa’s and Tenda’s Boards of Directors authorized the private acquisition by Gafisa of 25.5 million shares, issued by the Company, currently held by its wholly owned subsidiary Tenda, observing the approval granted by the CVM pursuant to the CVM Proceeding nº RJ2014/7373, and being mandatory to comply with the provisions of CVM Instruction nº 10/80. The acquisition price will be calculated based on the average quote of the week preceding the payment date.

São Paulo, November 18, 2014.

GAFISA S.A. André Bergstein Investor Relations Officer	CONSTRUTORA TENDA S.A. Felipe David Cohen Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer